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                                                           Exhibit 2.1


                                  PSINET INC.
                           510 Huntmar Park Drive
                              Herndon, Virginia
                              20170-5100 U.S.A.

STRICTLY CONFIDENTIAL
                                                              November 9, 1997

iSTAR Internet Inc.
Royal Bank Tower
200 Bay Street
North Tower
Suite 2200
Toronto, Ontario
M5J 2J4

Attention:    Jack O. Kiervin
              Chairman of the Board
Dear Sirs:

1.  The Offer


    (a) Subject to the conditions set out in paragraph (b) below, PSINet Inc. (the "Offeror") is prepared to make as soon as practicable but in no event later than November 14, 1997, a takeover bid (the "Offer") for any and all outstanding Common Shares of iSTAR Internet Inc. ("iSTAR"). The Offer shall consist of an offer to purchase Common Shares of iSTAR by a circular bid prepared in accordance with the requirements of the Securities Act (Ontario) and other applicable provincial securities laws. Subject to Section 2 hereof, the Offer for the Common Shares will be at a price per Common Share of $1.206 (Cdn.), subject to the adjustments in paragraph 1(d) below, made up of a fraction of a convertible preferred share (a "Preference Share") of the Offeror. The terms of the Preference Shares will be substantially as set out in Schedule "A". The obligation of the Offeror to take up and pay for Shares under the Offer will be subject to the following conditions and to other conditions usual to a comparable takeover bid in Canada:

         (i) the approval and consent of all governmental or regulatory authorities required to be obtained in order to proceed with the Offer and take up and pay for the Common Shares tendered pursuant to the Offer will have been obtained prior to the expiration of the Offer;


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         (ii) there will be no prohibition at law against the making of the
              Offer or taking up and paying for 100% of the Common Shares under the Offer or completing a transaction in which the Offeror would acquire the Common Shares not deposited pursuant to the Offer;

        (iii) all options existing under iSTAR's employee stock option plan will be cancelled;

         (iv) all outstanding warrants will be cancelled or otherwise dealt with to the satisfaction of the Offeror, failing which, the Offeror will purchase the outstanding warrants and adjust the price offered per Common Share under the Offer accordingly;

         (v) all of the covenants contained in section 6 will have been met, or will not have been breached, as the case may be;

         (vi) there will be no material breach of any material contract to which iSTAR is a party that has not been remedied;

        (vii) the offerees must have validly deposited and not withdrawn, on or before the expiration of the 21st day following the making of the Offer, Common Shares under the Offer which represent not less than 66 2/3% of the issued and outstanding Common Shares on the date of the Offer; and

       (viii) there shall not have occurred or arisen any change or fact (or any condition, event or development involving a prospective change) in the business, assets, capitalization or financial condition of iSTAR or any of its subsidiaries which in the opinion of the Offeror is materially adverse to iSTAR or any of its subsidiaries or may be considered significant to a purchaser of the Common Shares.

    iSTAR agrees to provide to the Offeror on closing a certificate of iSTAR that the conditions of this Offer have been complied with by iSTAR, such certificate to be in a form satisfactory to the Offeror.

    The Offeror shall not be obligated to make the Offer or may withdraw its Offer if a third party has announced its intention to effect an Acquisition Proposal (as defined below) and the board of directors of iSTAR concludes that such an Acquisition Proposal provides greater value to the holders of Common Shares than the Offer.

    The Offer will be stated to expire on December 5, 1997, subject to the right of the Offeror to extend the same in accordance with applicable law (hereinafter referred to as the "Expiry Date").

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     (b) Notwithstanding any of the terms of this agreement, the Offeror may terminate its obligations hereunder if, on or before the date the Offeror is required to make the Offer:

         (i) there has been any material breach of any of the covenants of iSTAR contained herein;

         (ii) iSTAR shall have failed to obtain all consents to the change of control of iSTAR and, if applicable the amalgamation of iSTAR with the Offeror and/or an affiliate of the Offeror, the absence of which would be materially adverse to iSTAR;

        (iii) the board of directors of iSTAR shall have failed to (A) resolve to recommend the Offer; or (B) provide a directors' circular supporting the Offer to be mailed together with the Offer;

         (iv) any representation and warranty set out in section 4 herein is not true and correct in all material respects, as determined by the Offeror, as at the date of the Offer;

         (v) there shall not have occurred or arisen any change or fact (or any condition, event or development involving a prospective change) in the business, assets, capitalization or financial condition of iSTAR or any of its subsidiaries which in the opinion of the Offeror is materially adverse to iSTAR or any of its subsidiaries or may be considered significant to a purchaser of the Common Shares; or

         (vi) the Offeror has not received all requisite consents of any third parties and Offeror agrees to use all reasonable efforts to obtain such consents.

         The foregoing conditions are for the sole benefit of the Offeror and may be waived by the Offeror at any time.

    (c) Bell Claims. It is a condition of this Offer for the sole benefit of the Offeror that the contract between Bell Sygma Inc. and iSTAR dated August 29, 1997 ("Bell Sygma Contract") be terminated and extinquished before the closing of the Offer, whether by settlement with a full release of any and all of the obligations of iSTAR to Bell Sygma Inc. or an award pursuant to arbitration or any other mechanism acceptable to the Offeror, the settlement or result of which must be acceptable to the Offeror in the Offeror's sole discretion. In the event that the Offeror is not satisfied with the settlement or result, the Offeror shall have the right to either withdraw the Offer and terminate its obligations hereunder or amend the terms of the Offer. iSTAR represents and warrants to the Offeror that, other than telecommunications circuit agreements in the normal course, the only agreement with Bell Sygma Inc., or any of its affiliates or the Stentor members, is the Bell Sygma Contract.

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    (d)  If the claim by Chrism Technology Inc. ("Chrism") against iSTAR is settled, with a full release in favour of iSTAR, before the closing of the Offer, then the amount by which the final settlement amount paid to Chrism is less than $750,000.00 (Cdn.), if any, shall be divided by 29,315,527 and added to the price per Common Share.

2.  Further Agreements to be Entered into Between the Offeror and iSTAR

    (a) On or about November 10, 1997, the Offeror agrees to provide a loan or other credit facility to iSTAR in an aggregate principal amount of $5,000,000 (Cdn.), with such terms and security as are set out in Schedule "B" hereto. The principal amount will become immediately payable if an Acquisition Proposal is made and the board of directors of iSTAR concludes that such an Acquisition Proposal provides greater value to the holders of Common Shares than the Offeror, or if the Offer fails.

    (b) In consideration of the loan referred to in (a) above, the parties agree that they will negotiate and, on or about November 10, 1997, enter into a sales and marketing agreement whereby the Offeror will become the exclusive agent of iSTAR and any new corporate customers of iSTAR will utilize the Offeror's or its affiliate's network. The sales and marketing agreement will terminate in the event that the Offer fails.

3.  Representations, Warranties and Covenants of the Offeror

         The Offeror represents and warrants to iSTAR as follows:

    (a) The Offeror is a corporation duly organized and subsisting under the laws of New York.

    (b) The Offeror has the corporate power and authority to enter into this agreement, to make the Offer and to carry out the transactions contemplated hereby and by the Offer. The execution and delivery of this agreement and the consummation of the transactions contemplated hereby and by the Offer have been duly and validly authorized by all necessary corporate action on the part of the Offeror. This agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror.

    (c) Neither the execution and delivery of this agreement by the Offeror nor the consummation of the transactions contemplated hereby in accordance with the terms hereof nor compliance with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Offeror's certificate of incorporation and by-laws (or similar constating documents), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a

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         default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which the Offeror or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Offeror or any of its subsidiaries of any of their properties or assets, except in the case of (ii) and (iii) for violations, breaches or defaults which would not in the aggregate materially and adversely affect the Offeror and its subsidiaries taken as a whole.

    (d) The Offer when made will comply in all material respects with applicable Canadian securities legislation.

    (e) Following the successful completion of the Offer and any subsequent amalgamation of iSTAR with the Offeror or an affiliate of the Offeror, the Offeror will pay a retention bonus of $2,000 to each of the employees of iSTAR, provided that such employee continues to be employed by iSTAR or its affiliate on March 31, 1998.

    (f) Following the successful completion of the Offer, the Offeror will continue to keep the current director and officers' insurance in place for the remainder of the fiscal year.

4.       Representations and Warranties of iSTAR

         iSTAR represents and warrants to the Offeror as follows:

    (a) iSTAR is a corporation duly organized and subsisting under the laws of Ontario and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the subsidiaries of iSTAR is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

    (b) iSTAR has the requisite corporate power and authority to enter into this agreement and to carry out the transactions contemplated hereby. The execution and delivery of this agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of iSTAR and no other corporate proceedings on the part of iSTAR are necessary to authorize this agreement. This agreement has been approved by the board of directors of iSTAR, has been duly executed and delivered by iSTAR and constitutes a legal, valid and binding obligation of iSTAR.

                                       5

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    (c)  iSTAR has filed all forms, reports and documents with Canadian securities commissions required to be filed by it under applicable Canadian securities legislation (collectively, the "Reports"). None of the Reports, including without limitation any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. iSTAR has not filed any confidential material change reports with Canadian securities commissions.

    (d) The authorized share capital of iSTAR consists of an unlimited number of Common Shares of which 29,315,527 Common Shares are issued and outstanding as fully paid and non-assessable as at the date hereof. As at the date hereof, there are no outstanding options, warrants or other rights to acquire Common Shares or other securities of iSTAR and no securities convertible into or exchangeable for Common Shares or other securities of iSTAR other than options outstanding under iSTAR's employee stock option plan, 48,107 warrants exerciseable at a price of $4.10 per warrant until September 28, 1998, 1,450,000 warrants exerciseable at a price of $6.75 until November 12, 1997 and 46,394 warrants exerciseable at a price of $0.01 until October 24, 2005.

    (e) Neither the execution and delivery of this agreement by iSTAR nor the consummation of the transactions contemplated hereby nor the amalgamation of iSTAR with the Offeror or an affiliate of the Offeror nor compliance by iSTAR with any of the provisions hereof will (i) conflict with or result in any breach of any provisions of the articles of incorporation or by-laws of iSTAR (or similar constating documents); (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, licence, contract, agreement or other instrument or obligation to which iSTAR or any of the subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to iSTAR, any of its subsidiaries or any of their properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not in the aggregate be material to a purchaser of all of the Common Shares.

5.       Covenants of iSTAR

         iSTAR covenants and agrees:

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    (a)  not to declare or pay any dividend prior to or during the period of the Offer or make any distribution of its properties or assets to its shareholders or, other than as provided for herein, purchase, redeem or retire any shares of its capital stock or other securities of iSTAR;

    (b) not to allot or issue, or enter into any agreement for the allotment or issuance of, or grant any other rights to acquire, shares of its capital stock or the capital stock of any of its subsidiaries or securities convertible into, exchangeable for or which carry a right to acquire, directly or indirectly, shares of its capital stock or the capital stock of any of its subsidiaries;

    (c) not to, and not to permit any subsidiary to, merge, amalgamate, or consolidate into or with any person or enter into any other corporate reorganization, or, sell all or any substantial part of its assets to any person, or, perform any act or enter into any transaction or negotiation which can reasonably be expected to interfere or be inconsistent with the consummation of the transactions contemplated hereby;

    (d) not to, and not permit any subsidiary to, alter or amend its articles or bylaws, as they exist at the date of this agreement;

    (e) to use all reasonable efforts to make all filings and obtain all consents, approvals and waivers necessary or desirable in connection with the Offer and the transactions contemplated hereby and to take such other measures as may be appropriate to fulfil its obligations under and to carry out the transactions contemplated by this agreement;

    (f) not to, and not permit any subsidiary to enter into any agreement out of the ordinary course of business, including, (i) the payment of any bonuses or benefits or increase any salaries or benefits of any kind to employees, or alter commissions payable to sales agents, that it is not contractually or legally obligated to pay or alter as at the date hereof; (ii) entering into an arrangement with any new consultants or renewing any existing arrangements with consultants or hiring any employees; (iii) entering into any contractual obligations for data communications, equipment or services with any supplier; (iv) contracting with new corporate customers other than as provided in the sales and marketing agreement to be entered into with the Offeror; (v) leasing or purchasing equipment from a supplier for internal use by iSTAR (provided that iSTAR may purchase or provide such equipment for resale to a customer without the prior written consent of the Offeror); (vi) entering into any commitment with a term greater than one year; (vii) entering into a commitment for or paying any professional fees in connection with an Acquisition Proposal (as defined below), other than this Offer or under the circumstances pursuant to which iSTAR may terminate its obligations under this agreement pursuant to section 7(b);

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         (viii) entering into any new or renewing any existing facilities or lease arrangements; (ix) engaging in any business other than the provisions of internet services; (x) introducing any new products or providing any new services; (xi) engaging in any new research and development; (xii) incurring financing indebtedness in excess of $5,000 except in connection with the right of first refusal described in Schedule "B" hereto, or granting security on any of the assets of iSTAR or any subsidiary; or (xiii) selling any assets, including, without limitation, its customers, without the prior written consent of the Offeror, not to be unreasonably withheld;

    (g) to afford to the Offeror and to its financial advisers, accountants, counsel and other representatives, full access during the period from the date hereof until the Expiry Date to the management, properties, books, contracts, commitments and records of iSTAR and its subsidiaries and to allow the Offeror and such representatives to continue to perform a diligent and complete examination of the financial condition, business, affairs, property and assets of iSTAR and its subsidiaries and to confirm the representations contained in section 4;

    (h) not to, or allow its subsidiaries to, nor authorize or permit any of the officers, directors or employees of iSTAR or its subsidiaries or any financial advisor, expert or other representative retained by them to:

         (A) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to iSTAR or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions), (a) an acquisition from iSTAR or its shareholders of any securities of iSTAR, (b) any acquisition of a substantial amount of assets of any of iSTAR or its subsidiaries, (c) an amalgamation, merger, or consolidation of any of iSTAR or its subsidiaries, or (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving any of iSTAR or its subsidiaries or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Offer or any other transactions contemplated by this agreement or that would or could reasonably be expected to materially reduce the benefits to the Offeror of the Offer (any of the foregoing being an "Acquisition Proposal"); or

         (B) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person

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              any information with respect to the business, properties,
              operations, prospects or conditions (financial or otherwise) of iSTAR or its subsidiaries or any of the foregoing, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

         provided that nothing in this paragraph (h) shall be construed as limiting the power of the board of directors of iSTAR to respond to any unsolicited, good faith Acquisition Proposal which the board of directors of iSTAR believes provides or may provide greater value to holders of shares in the capital stock or other securities of iSTAR than the Offer if the board of directors of iSTAR (having consulted its outside counsel) concludes that to do so would be a proper exercise of such directors' fiduciary duties and provided further that, except as contemplated by section 6(b), the foregoing shall not entitle iSTAR to terminate this agreement, and iSTAR shall promptly provide notice to the Offeror of any inquiry or proposal that iSTAR receives that is, or could become, an Acquisition Proposal and to promptly provide to the Offeror a copy of any written Acquisition Proposal received by it.

    (i) to recommend that holders of Common Shares of iSTAR accept the Offer, subject to section 6(b);

    (j) to advise the Offeror as soon as practicable of any matter which comes to its attention which might constitute a material change in the affairs of iSTAR (within the meaning of the Securities Act (Ontario));

    (k) to use their reasonable best efforts to secure, before the expiration of the Offer, commitments from no less than 66 2/3% of the holders of Common Shares to tender their Common Shares into the Offer; and

    (l) to provide to the Offeror all information that would be material to a purchaser of all of the Common Shares. In connection therewith, iSTAR represents and warrants that all such Disclosed Information will be true, correct and complete as of the date provided to iSTAR in all material respects.

6.       Termination

    (a)  iSTAR may terminate its obligations hereunder if:

         (i) the Offeror has not made the Offer by 5:00 p.m., Eastern time, on November 14, 1997; or

         (ii) the Offer has been made by the time specified in (i) above, if the Offeror has not, for any reason whatsoever, taken up and paid

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              for the shares under the Offer in the manner contemplated
              hereunder on or before 5:00 p.m. December 31, 1997, Eastern time.

    (b) iSTAR may terminate its obligations under this agreement by notice to the Offeror, and iSTAR and the Offeror shall each be released from its obligations hereunder in the event that the board of directors of iSTAR has received, in circumstances in which iSTAR is not in breach of its obligations under section 5(h), an Acquisition Proposal which the board of directors of iSTAR concludes provides greater value to the holders of Common Shares than the Offer.

7.       General

    (a) No disclosure of this offer and any resulting agreement will be made by iSTAR or the Offeror, except to their respective counsel or to any financial adviser engaged by any of them and its counsel or as may be required by applicable law or regulatory authorities. The parties will co-ordinate in the making and dissemination of any public announcement relating to the subject matter of this agreement as soon as practicable after signing.

    (b) The Offeror may assign the benefits of the agreement resulting from acceptance of this offer to a wholly-owned subsidiary but such assignment shall not relieve the Offeror from responsibility for performance of its obligations hereunder, and any securities issued will be ultimately convertible into securities of the Offeror on materially the same terms. This agreement shall not otherwise be assignable by any party hereto.

    (c) The Offer may be effected by the Offeror by way of a merger, reorganization, or other form of arrangement, including without limitation a plan of arrangement, provided there is no material change in the consideration received by the shareholders of iSTAR who accept the Offer and the terms hereof shall apply mutatis mutandis. iSTAR and its directors will take all reasonable steps required to put an Offer by way of merger or plan arrangement before the shareholders for their consideration.

    (d) This agreement shall be binding upon and shall enure to the benefit of and be enforceable by iSTAR and the Offeror and their respective successors and permitted assigns.

    (e)  Time shall be of the essence of this agreement.

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    (f)  Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered by hand or sent by means of facsimile transmission:

         (ii) in the case of iSTAR, to the address appearing on the first page of the letter, Attention: Jack O. Kiervin, and in the case of a facsimile transmission, to Facsimile No. (416) 367-5827; and

         (ii) in the case of the Offeror to PSINet Inc., 510 Huntmar Park Drive, Herndon, VA 20170-5100, Attention: William Schrader, and in the case of a facsimile transmission, to Facsimile No. (703) 904-1608;

         or at such other address or telecopy number as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph.

    (g) Each of the parties upon the request of the other parties, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents and instruments as may be reasonably necessary or desirable to carry out the provisions of their agreement and to enhance the benefits to all relevant parties, so long as no party is materially prejudiced, financially or otherwise.

    (h) This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

    (i) References herein to Common Shares of iSTAR include any shares into which Common Shares may be reclassified, subdivided, redivided, consolidated or converted.

    (j) The Offeror shall have the option to review and oversee the operations of iSTAR including without limitation the right to have one of the Offeror's personnel participate in the day to day management and operation of iSTAR's business. In addition to its obligations in
         Section 5 hereof, iSTAR agrees to consult with the Offeror on the day to day management and operations of iSTAR's business. For greater certainty, the Offeror shall not have any authority or right to make decisions for or direct either the officers or directors of iSTAR in their duties and responsibilities in the management and operation of iSTAR's business.

         If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to the Offeror in the manner provided above. This Offer may be signed in two or more counterparts

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which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of facsimile transmission from the Offeror to iSTAR and from the iSTAR to the Offeror.


                                           Yours very truly,

                                           PSINET INC.


                                       By: /s/Harold S. Wills
                                          ------------------------------------
                                           Harold S. Wills
                                           Executive Vice-President and Chief
                                           Operating Officer

In consideration of your agreement to make the Offer described above and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), we hereby irrevocably accept the foregoing this 9th day of November, 1997.

                                           iSTAR INTERNET INC.


                                       By: /s/ Craig Wallace
                                          ------------------------------------
                                           Craig Wallace
                                           President and Chief Executive
                                           Officer




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                                  Schedule A
                             Terms of Preference Shares

Class                        Convertible preferred shares.

Voting/Non-Voting            Non-voting.

Ranking                      On parity with Series B 8% Convertible Preferred
                             Stock

Coupon 8.0% per annum, cumulative, payable in cash on a quarterly basis, in arrears (the record date shall be March 31, June 30, September 30 and December 31 of each year).

Conversion by the Holder     Up to 1/3rd of the aggregate number of preferred
                             shares held by a holder may be converted into common shares of the Offeror at the holder's option on or after each of April 1, 1998, July 1, 1998 and January 1, 1999.

                             In the event of a change of control of the Offeror, the preferred shares will become immediately convertible, provided that the holders thereof agree not to prohibit the change of control.

                             In the event that on or after April 1, 1998, the number of common shares of the Offeror into which the preferred shares are convertible would exceed 5,665,676 common shares of the Offeror then the preferred shares will become convertible at the holders' option. The Offeror will notify the holders of the preferred shares that the preferred shares have become convertible as promptly as possible thereafter.

Redemption by the Offeror    The preferred shares may be redeemed by the
                             Offeror for cash at any time after the period ending six months from the date of issue.

Optional Redemption          The preferred shares will be subject to optional
                             redemption at Offeror's option on 30 days written notice at a redemption price of $.01 (U.S.) per share upon the earlier of:

                               (i) the period ending 36 months from the date of
                                   issuance; or

                               (ii) upon the change of control of the Offeror.




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                             There will be put in place a trustee arrangement
                             or other arrangement designed so as to ensure that all preferred shares are converted into common shares prior to the end of the 36 month period.

Value for Conversion/
Redemption                   Each of the shares will be valued at the same
                             amount per Common Share price after accounting for all adjustments, converted to U.S. dollars at the exchange rate published in the Wall Street Journal on Monday, November 10, 1997.

Market Price for             The market price of the Offeror's common stock
Conversion/Redemption        (based on a 10 day weighted average of the closing
                             price) at the time of the event; provided that the maximum number of common shares of the Offeror to be issued upon conversion or redemption will not exceed 7,400,000 common shares of the Offeror. As at the date of this agreement, there are approximately 40,000,000 common shares of the Offeror outstanding, and the most recent trading price was approximately US$8.00.




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


                                     Schedule B
                              Terms of Credit Facility


Amount                       $5.0 million dollars (Cdn.).

Interest 9.9% per annum calculated and payable monthly not in arrears.

Term                         Ninety (90) days from November 10, 1997.

Security                     1.   First security interest on all accounts
                             receivable, free and clear of any and all liens and encumbrances.
                             2. General security interest on other assets subordinate to existing secured creditors.
                             3. All prior security registrations against accounts receivable to be discharged or fully postponed.

Repayment                    All outstanding indebtedness payable on the
                             earliest to occur of:

                             1. demand by the Offeror for payment (provided that demand will not be made prior to the 90 day term); or
                             2. if an Acquisition Proposal is received by iSTAR and the board of directors of iSTAR concludes that such an Acquisition Proposal provides greater value to the holders of Common Shares than the Offer; or
                             3.   the Offer fails or is terminated by the
                             Offeror.


Advances Up to $2.5 million dollars will be advanced on November 10, 1997 subject to iSTAR providing to the Offeror a statement of use of the funds to be advanced. It is agreed that the funds may be used to pay existing accounts payable and accounts payable incurred in the ordinary course after November 10, 1997.

                             Remaining funds to be drawn in tranches of $250,000 subject to iSTAR providing to the Offeror a statement of use of the funds to be advanced.


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


Restrictions                 Amounts advanced cannot be used for purposes that
                             violate the covenants in the agreement to which this Schedule is attached.

                             After the first advance under the facility is made, iSTAR is restricted from soliciting any alternative/additional financing from any third party.

Right of First Refusal       Offeror has the right of first refusal on any
                             alternative/additional financing that iSTAR seeks to obtain between the date of the agreement to which this Schedule is attached and the date upon which the first advance under the facility is made, exercisable within 48 hours after receipt of written notice from iSTAR of such additional financing and the terms thereof.

Termination:                 Offer of credit shall be terminated in the event
                             the agreement to which this Schedule is attached is terminated or alternative/additional financing is obtained.


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